UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
Amendment No. 1

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9819

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

Explanatory Note

The Annual Report on Form 11-K of the Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) for the fiscal year ended December 31, 2016, filed on June 27, 2017 (the "Initial Report"), is amended by the filing of this Form 11-K/A Amendment No. 1 (this "Form 11-K/A") to the Initial Report. The sole purpose of this amendment is to correct the date of the signature of Stephen J. Benedetti, Executive Vice President, Chief Financial Officer and Chief Operating Officer of Dynex Capital, Inc., which was incorrect in the Initial Report. No other information contained in the Initial Report is amended by this Form 11-K/A.

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)
Glen Allen, Virginia 23060-9245

Required Information

Items 1-3.  The Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as of and for the fiscal year ended December 31, 2016, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4.  Pursuant to Sections 103 and 104 of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants.

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statement of Plan Assets and Liabilities

	December 31, 2016	December 31, 2015
PLAN ASSETS
Mutual Funds	$5,121,846	$4,656,296
Corporate Stocks (Employer Stock)	673,755	521,820
Total Plan Assets	5,795,601	5,178,116

PLAN LIABILITIES
Other Liabilities	—	—
Total Plan Liabilities	—	—

NET PLAN ASSETS	$5,795,601	$5,178,116

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statement of Income and Expenses

Year Ended
December 31,
2016
INCOME
Contributions – Company Matching	$156,410
Contributions – Participant	189,462
Contributions – Other	26,443
Net Appreciation in Fair Value of Investments	53,509
Interest and Dividends	200,720

Total Income	626,544

EXPENSES
Payments to Participants	5,193
Administrative Expenses	3,866

Total Expenses	9,059

NET INCOME	617,485

Net Plan Assets, Beginning of Year	5,178,116

Net Plan Assets, End of Year	$5,795,601

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNEX CAPITAL, INC. 401(k) PLAN (as restated effective October 3, 2016)

Date: June 28, 2017	By:	/s/ Stephen J. Benedetti
Stephen J. Benedetti Executive Vice President, Chief Financial Officer & Chief Operating Officer Dynex Capital, Inc., Plan Administrator

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